82-34631

JCDecaux

05012139

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 26th October 2005

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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a press release dated 25th October 2005 in relation to IGPDecaux winning a 20-year contract for bus shelters in Milan (Italy).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

10/31

JCDecaux

IGPDecaux wins 20-year contract for bus shelters in Milan

Out of Home Media

Paris, October 25, 2005 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, is pleased to confirm the announcement by the Milan city transport company awarding IGPDecaux, a company jointly owned by JCDecaux SA (32.35%) in partnership with RCS Mediagroup and the Du Chène de Vère family, the contract for bus shelter advertising in Milan, Italy's second largest city and the country's economic and commercial capital with a population of over 1,272,000 inhabitants.

This 20-year contract covers the supply, installation, maintenance and operation of 1,800 bus shelters, all equipped with electronic information boards, in addition to 55 toilets for transport company employees and 30 universally accessible public toilets. IGPDecaux will also equip a number of the bus shelters with a highly innovative video surveillance system. The range of bus shelters chosen for this contract was designed by the architect Lord Norman Foster.

Jean-Charles Decaux, Co-CEO of JCDecaux, and Vice-Chairman of IGPDecaux, said: *"I am delighted that the Milan Public Transport Company has again chosen IGPDecaux, following a competitive bid process, to provide a bus shelter range incorporating innovative and high quality products and services. Our ability to innovate and our exacting quality standards – which, together, have built the Group's outstanding reputation since its creation – have once again won public recognition. This contract confirms our success in developing our Street Furniture activities in Italy's major cities, the 4th largest market in Europe, as well as the quality and reach of our advertising networks. I am also pleased to note that the partnership with RCS Mediagroup and the Du Chène de Vère family is proving so successful; we have become together the n°1 player in outdoor advertising in Italy and won the street furniture contracts for the cities of Naples, Turin and, now, Milan."*

Key information about the Group

- *2004 revenues: €1,627.3m; revenues for the first half of 2005: €833.7m*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (311,000 advertising panels)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, tramways and trains (208,000 advertising panels)*
- *N°1 in Europe for billboards (197,000 advertising panels)*
- *716,000 advertising panels in 45 different countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *7,500 employees*

Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr